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                                March 17, 2021

       James Hippel
       Chief Financial Officer
       Bio-Techne Corporation
       614 McKinley Place N.E.
       Minneapolis, MN 55413

                                                        Re: Bio-Techne
Corporation
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            Filed August 26,
2020
                                                            Form 10-Q for the
Quarterly Period Ended December 31, 2020
                                                            Filed February 8,
2021
                                                            File No. 000-17272

       Dear Mr. Hippel:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.



       Form 10-Q for the Quarterly Period Ended December 31, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Net Earnings, page 21

   1. Refer to your non-GAAP adjusted tax rate reconciliation on page 22. Your reported
                                                        GAAP tax rate for the
quarter and six months ended December 31, 2020, does not appear to reconcile to the
rates disclosed in your discussion of income taxes on page 21. In future filings, please revise
your disclosures to reconcile to your tax rate on a GAAP basis and present all significant
reconciling items separately. In this regard, clarify why you re-cast your first quarter
results using your effective tax rate for the first six months of fiscal 2021 and explain how this
impacted your non-GAAP adjusted tax rate.
 James Hippel
Bio-Techne Corporation
March 17, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Burton at (202) 551-3626 or Eric Atallah, Senior Accountant, at
(202) 551-3663 with any questions.



FirstName LastNameJames Hippel                            Sincerely,
Comapany NameBio-Techne Corporation
                                                          Division of
Corporation Finance
March 17, 2021 Page 2                                     Office of Life
Sciences
FirstName LastName